[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 11, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler, Esq.

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc
Registration Statement on Form S-4
File No. 333-196054

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, on behalf of our client, Mallinckrodt plc (the “Company”), the Company hereby requests acceleration of effectiveness of the Registration Statement on Form S-4, as amended (File No. 333-196054) so that it will be declared effective at 5:00 p.m. Washington, D.C. time on Friday, July 11, 2014, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 11, 2014

Please do not hesitate to contact me at (212) 403-1378 or by email at bmroth@wlrk.com with any questions you may have concerning this request. In addition, please contact me when this request for acceleration has been granted.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Cc:	Peter G. Edwards, Esq., Senior Vice President and General Counsel, Mallinckrodt plc
Rajesh Asarpota, Chief Financial Officer, Questcor Pharmaceuticals, Inc.
Joel H. Trotter, Esq., Latham & Watkins LLP
R. Scott Shean, Esq., Latham & Watkins LLP
Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz